UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX I	OPINION, DATED DECEMBER 22, 2017, OF JEFFERIES LLC	I-1

ANNEX II	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS	II-1

-i-

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Sucampo Pharmaceuticals, Inc., a Delaware corporation. The address of the principal executive offices of Sucampo is 805 King Farm Boulevard, Suite 550, Rockville, Maryland, 20850 and its telephone number is (301) 961-3400. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Sucampo” refer to Sucampo Pharmaceuticals, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A common stock of Sucampo, par value $0.01 per share (collectively, the “Shares”). As of December 31, 2017, there were (i) 47,294,047 Shares issued and outstanding, (ii) 5,216,657 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”), (iii) 308,353 Shares subject to outstanding restricted stock unit awards and performance stock awards (the “RSUs”) (assuming applicable performance goals are satisfied at “target” levels), and (iv) 18,079,011 Shares subject to or otherwise deliverable in connection with the senior notes issued and outstanding pursuant to the Indenture dated as of December 27, 2016 between Sucampo and U.S. Bank National Association (the “Convertible Notes”), to the extent the Convertible Notes are convertible in accordance with their terms into Shares prior to the expiration of the Offer.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Sucampo, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Our website is www.sucampo.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and (ii) Sun Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Mallinckrodt (“Sun Acquisition”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $18.00 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 23, 2017 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Mallinckrodt, Sun Acquisition, and Sucampo. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Sun Acquisition will merge with and into Sucampo (the “Merger”), the separate existence of Sun Acquisition will cease and Sucampo will continue as the surviving corporation and a wholly owned subsidiary of Mallinckrodt (the “Surviving Corporation”). The Merger will be governed by

Section 251(h) of the DGCL and effected without a vote of Sucampo stockholders. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Mallinckrodt or Sun Acquisition, which Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Mallinckrodt (other than Sun Acquisition), which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Share paid in the Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes. Upon the Effective Time, Sucampo will cease to be a publicly traded company and will become wholly owned by Mallinckrodt. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement also provides that, at the Effective Time, each Stock Option that is then outstanding as of immediately prior to the Effective Time will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount in cash, less applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price payable per Share under such Stock Option. If the exercise price of any Stock Option is equal to or greater than the Merger Consideration, such Stock Option will be cancelled for no consideration at the Effective Time.

In addition, the Merger Agreement provides that, at the Effective Time, each RSU that is then outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, less any applicable withholding taxes, equal to (i) the total number of Shares underlying such RSU immediately prior to the Effective Time (in the case of performance stock awards, determined based on “target” performance levels) multiplied by (ii) the Merger Consideration.

The initial expiration date of the Offer is at 8:00 a.m., Eastern Time on February 13, 2018, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal office address of Sun Acquisition is located at 675 McDonnell Blvd., Hazelwood, Missouri 63042, and its telephone number is (314) 654-2000. The principal office of Mallinckrodt is located at 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom, and its telephone number is +44 017 8463 6700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Sucampo on Schedule 14A filed with the SEC on April 21, 2017 and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Sucampo or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Mallinckrodt, Sun Acquisition or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Sucampo and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our board of directors to tender Shares in the Offer, stockholders should be aware that our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. Our board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options and RSUs in connection with the Merger;

•	the acceleration of vesting and settlement of RSUs held by certain executive officers in December, 2017, and the payment of 2017 annual bonuses during December, 2017;

•	the receipt of payments and benefits by certain executive officers under individual employment agreements upon qualifying terminations of employment;

•	the receipt of transaction bonuses by the executive officers contingent upon the consummation of the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and officers of Sucampo.

For further information with respect to the arrangements between Sucampo and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Sucampo and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Stock Ownership Information,” “Related Party Transactions” and “Executive Compensation.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Sucampo who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Sucampo. As of December 31, 2017, the executive officers and directors of Sucampo beneficially owned, in the aggregate, 1,669,091 Shares (which, for clarity, excludes shares of capital stock of Sucampo issuable upon the exercise of outstanding Stock Options or settlement of outstanding RSUs, unless such Stock Options are exercisable or RSUs settle within 60 days of December 31, 2017).

The following table sets forth (i) the number of Shares beneficially owned as of December 31, 2017, by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Sucampo issuable upon the exercise of Stock Options or settlement of RSUs, unless such Stock Options are exercisable or RSUs settle within 60 days of December 31, 2017) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Cash Value of Shares Beneficially Owned
Executive Officers
Peter Greenleaf, Chief Executive Officer, President and Chairman of the Board of Directors	814,792	(1)	$6,914,916
Peter Pfreundschuh, Chief Financial Officer, Treasurer	263	(2)	$4,720
Woody Bryan, Senior Vice President, Business Development	5,139	(3)	$92,245
Max Donley, Executive Vice President, Global Human Resources, IT and Strategy	207,225	(4)	$2,252,208
Alex Driggs, Senior Vice President, General Counsel, Corporate Secretary, Chief Compliance Officer	24,921	(5)	$158,709
Peter Kiener, Executive Vice President, Research and Development, Chief Scientific Officer	287,423	(6)	$2,729,798
Jason Meyenburg, Chief Commercial Officer	30,228	(7)	$542,592

Directors
Paul Edick, Director	12,400	(8)	$145,330
John H. Johnson, Lead Independent Director	67,300	(9)	$388,585
Maureen E. O’Connell, Director	107,300	(10)	$1,060,085
Robert J. Spiegel, Director	67,300	(11)	$384,985
Timothy P. Walbert, Director	39,800	(12)	$233,285
Karen Smith, Director	5,000	(13)	$35,000

All of our current directors and executive officers as a group (13 persons)	1,669,091	(14)	$14,942,458

(1)	Consists of 4,792 Shares held by Mr. Greenleaf and 810,000 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(2)	Consists of 263 Shares held by Mr. Pfreundschuh as of December 31, 2017.
(3)	Consists of 5,139 Shares held by Mr. Bryan as of December 31, 2017.
(4)	Consists of 36,975 Shares held by Mr. Donley and 170,250 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(5)	Consists of 6,084 Shares held by Mr. Driggs and 18,837 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(6)	Consists of 44,856 Shares held by Dr. Kiener and 242,567 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(7)	Consists of 30,228 Shares held by Mr. Meyenburg as of December 31, 2017.
(8)	Consists of 4,900 Shares held by Mr. Edick and 7,500 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(9)	Consists of 9,800 Shares held by Mr. Johnson and 57,500 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(10)	Consists of 9,800 Shares held by Ms. O’Connell and 97,500 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(11)	Consists of 9,800 Shares held by Dr. Spiegel and 57,500 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(12)	Consists of 9,800 Shares held by Mr. Walbert and 30,000 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.

(13)	Consists of 5,000 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.
(14)	Consists of 172,437 Shares held by officers and directors and 1,496,654 Shares issuable upon exercise of Stock Options exercisable on or within 60 days of December 31, 2017.

Treatment of Stock Options and RSUs

Under the Merger Agreement, at the Effective Time, each Stock Option that is then outstanding as of immediately prior to the Effective Time will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, less applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price payable per Share under such Stock Option. If the exercise price of any Stock Option is equal to or greater than the Merger Consideration, such Stock Option will be cancelled for no consideration at the Effective Time.

Under the Merger Agreement, at the Effective Time, each RSU that is then outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, less any applicable withholding taxes, equal to (i) the total number of Shares underlying such RSU immediately prior to the Effective Time (in the case of performance stock awards, determined based on “target” performance levels) multiplied by (ii) the Merger Consideration.

On December 22, 2017, in connection with the Merger Agreement and in order to assist with tax planning to avoid subjecting certain payments otherwise payable in connection with the Transactions to excise taxes under the Internal Revenue Code, our board of directors approved the immediate accelerated vesting of all outstanding RSUs held by each of Max Donley, Alex Driggs and Peter Kiener. The Shares underlying each such accelerated RSU were settled on December 28, 2017 and delivered to the executive officers on December 29, 2017.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or RSUs as of December 31, 2017, (i) the aggregate number of Shares subject to such In-the-Money Options and RSUs; (ii) the value of cash amounts payable in respect of such In-the-Money Options and RSUs on a pre-tax basis at the Effective Time (or in the case of the RSUs accelerated on December 22, 2017, December 28, 2017), calculated by (a) in the case of Stock Options, multiplying (A) the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by (B) the number of Shares subject to such Stock Options and (b) in the case of RSUs, multiplying the Merger Consideration (or, in the case of RSUs accelerated on December 22, 2017, $17.98, the closing per Share price on December 28, 2017) by the number of Shares subject to such RSUs (in the case of performance stock awards, determined based on “target” performance levels).

Since November 17, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) except for the exercise, pursuant to a pre-existing trading plan, by Dr. Kiener of a Stock Option to purchase 50,000 Shares at an exercise price of $8.33 per Share on December 7, 2017, none of our executive officers or directors have exercised their Stock Options, (ii) except for 129,118 shares underlying RSUs the vesting of which was accelerated effective December 22, 2017 and settled on December 28, 2017, no Shares underlying RSUs held by such executive officers or directors have vested, and (iii) none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of RSUs. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms.

	Vested In-the-Money Options			Unvested In-the-Money Options				RSUs
Name	Number of Shares Underlying Vested In-the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Un-vested In-the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Unvested In-the-Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Peter Greenleaf	810,000	$9.52	$6,828,900	857,000	$12.00	$5,103,100	$11,932,000	125,000	$2,243,750
Peter Pfreundschuh	—	$—	$—	150,000	$10.90	$1,057,500	$1,057,500	—	$—
Woody Bryan	—	$—	$—	150,000	$10.90	$1,057,500	$1,057,500	—	$—
Max Donley	170,250	$8.62	$1,588,508	208,750	$11.78	$1,288,983	$2,877,490	53,000	$952,675
Alex Driggs	18,837	$15.32	$49,502	41,981	$13.97	$167,132	$216,633	6,118	$109,971
Peter Kiener	242,567	$10.02	$1,924,633	333,703	$11.91	$2,015,197	$3,939,831	70,000	$1,258,250
Jason Meyenburg	—	$—	$—	150,000	$10.65	$1,095,000	$1,095,000	—	$—
Paul Edick	5,000	$10.30	$38,250	5,000	$10.30	$38,250	$76,500	14,930	$267,994
John H. Johnson	55,000	$14.43	$193,550	5,000	$10.30	$38,250	$231,800	5,130	$92,084
Maureen E. O’Connell	95,000	$8.84	$865,050	5,000	$10.30	$38,250	$903,300	5,130	$92,084
Robert J. Spiegel	55,000	$14.50	$189,950	5,000	$10.30	$38,250	$228,200	5,130	92,084
Timothy P. Walbert	5,000	$10.30	$38,250	5,000	$10.30	$38,250	$76,500	5,130	$92,084
Karen Smith	2,500	$10.95	$17,500	27,500	$10.95	$192,500	$210,000	—	$—

All of our current directors and executive officers as a group (13 persons)	1,459,154	$9.91	$11,734,092	1,943,934	$11.69	$12,168,162	$23,902,254	289,568	$5,200,974

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

All of our regular full-time employees, including our executive officers, are eligible to participate in our Amended and Restated 2006 Employee Stock Purchase Plan (the “ESPP”). According to the terms of the ESPP and the offering document under the ESPP, eligible participants can contribute up to 15% of their compensation for the purchase of our Shares at a price per Share equal to the lower of (i) 85% of the fair market value of our Shares on the first date of an offering and (ii) 85% of the fair market value of our Shares on the last date of the offering period.

The ESPP’s final 12-month offering period commenced on January 1, 2017 and ended on December 31, 2017. Under the terms of the Merger Agreement, (i) no offering period or purchase period will be authorized or commence on or after the date of the Merger Agreement, (ii) no additional purchase rights shall be granted under the ESPP on and following the date of the Merger Agreement, and (iii) the ESPP will terminate in its entirety as of the Effective Time.

Employment Arrangements

Each of our executive officers is entitled to certain severance and change in control benefits pursuant to the terms of his employment agreement, as described below. The Transactions will constitute a change in control under these agreements. However, under the Merger Agreement, the vesting of all of the Company’s outstanding unvested equity awards (including any performance-based awards) will be accelerated in connection with the Offer and the Merger, and any provisions in the agreements below related to the acceleration of the vesting of equity awards in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Peter Greenleaf.

Mr. Greenleaf’s employment agreement provides that he may be terminated by us for any reason upon written notice. However, the employment agreement provides for payments to him in the event of the termination of his employment in specified situations.

Termination within 12 months following a change in control. If, in advance of the closing or within 12 months following a change in control of our company, we terminate Mr. Greenleaf’s employment without cause or Mr. Greenleaf terminates his employment due to a material diminution of his role, material diminution of status or diminution of reporting structure, he will be entitled to receive a lump sum severance payment equal to (i) 24 months of his then-current base salary, plus (ii) an amount equal to 200% of his target bonus for the year in which his employment is terminated. He also will receive reimbursement of his COBRA premiums until the earliest of (a) 24 months from separation and (b) the date he becomes eligible for insurance coverage from another source. In addition to the cash severance payments described above, 100% of his then-outstanding stock options and other equity awards that have a time-based vesting condition will become vested and exercisable, as applicable and any then-outstanding stock options and other equity awards with a performance vesting condition will immediately vest and may be exercised only to the extent the performance targets have been achieved or would be achieved by such change in control.

These severance payments and benefits are subject to Mr. Greenleaf executing, delivering and not revoking a release of claims in favor of our company.

Peter Pfreundschuh; Woody Bryan; Max Donley; Alex Driggs; Peter Kiener; Jason Meyenburg.

Our employment agreement with each of these executives provides that he may be terminated by us for any reason upon written notice. However, the employment agreement provides for payments to him in the event of the termination of his employment in specified situations.

Termination within 12 months following a change in control. If, in advance of the closing or within 12 months following a change in control of our company, we terminate the executive’s employment without cause or the executive terminates his employment due to a material diminution of his role, material diminution of status or diminution of reporting structure, he will be entitled to receive a lump sum severance payment equal to (i) 18 months of his then-current base salary, plus (ii) an amount equal to 150% of his target bonus for the year in which his employment is terminated. He also will receive reimbursement of his COBRA premiums until the earliest of (a) 18 months from separation and (b) the date he becomes eligible for insurance coverage from another source. In addition to the payments described above, 100% of his then-outstanding stock options and other equity awards that have a time-based vesting condition will become vested and exercisable, as applicable, and any then-outstanding stock options and other equity awards with a performance vesting condition will immediately vest and may be exercised only to the extent the performance targets have been achieved or would be achieved by such change in control.

These severance payments and benefits are subject to the executive executing, delivering and not revoking a release of claims in favor of our company.

For an estimate of the value of the payments and benefits described above that would be payable to each of our named executive officers under their employment agreements in connection with a qualifying termination following the Merger, see “—Golden Parachute Compensation” below.

The estimated amounts that would be payable to our executive officers who are not named executive officers under their respective employment agreements if the Effective Time were to occur and they were to experience a qualifying termination on December 31, 2017 is as follows:

Name	Cash Severance ($)	COBRA Premiums ($)	Total ($)
Peter Pfreundschuh	$843,750	$47,705	$891,455
Woody Bryan;	$766,500	$47,705	$814,205
Alex Driggs;	$651,000	$47,705	$698,705
Jason Meyenburg	$742,500	$47,705	$790,205

For purposes of Mr. Greenleaf’s employment agreement and the employment agreements with each of the other executives:

•	“cause” generally means the executive’s (i) gross neglect, willful failure, or refusal to perform his duties and/or responsibilities (other than as a result of death or disability); (ii) perpetration of an intentional and knowing fraud against or affecting Sucampo or any customer, supplier, client, agent or employee thereof; (iii) willful or intentional act that could reasonably be expected to injure the reputation, financial condition, business or business relationships of Sucampo or the executive officer’s reputation or business relationships; (iv) conviction (including conviction on a nolo contendere plea) of a felony or any crime involving fraud, dishonesty or moral turpitude; (v) material breach of the employment agreement; (vi) failure or refusal to perform the executive officer’s job duties and/or responsibilities at an acceptable level; and (vii) refusal to execute a modified employment agreement offered by Sucampo which does not include any unilateral changes to the provisions related to base salary, termination, change of control, separation benefits, unilateral changes or arbitration rights; and

•	“change in control” generally means (i) the acquisition by any person of beneficial ownership of 50% or more of the outstanding shares of Sucampo voting securities; (ii) Sucampo is the non-surviving party in a merger; (iii) Sucampo sells all or substantially all of its assets, provided that no “change in control” will be deemed to have occurred merely as the result of a refinancing by Sucampo or as a result of Sucampo’s insolvency or the appointment of a conservator; or (iv) our board of directors, in its sole and absolute discretion, determines that there has been a sufficient change in the share ownership or ownership of the voting power of Sucampo’s voting securities to constitute a change of effective ownership or control.

Annual Incentive Plan

Under the terms of the employment agreements, each of our executive officers has the opportunity to earn an annual performance bonus calculated based on the achievement of specific corporate and individual performance goals, with each executive officer being assigned a target bonus opportunity, calculated as a percentage of that individual’s 2017 base salary, based on the individual’s role and title in the company. For each of our executive officers other than our Chief Executive Officer, the achievement of corporate performance goals represents 70% of the total bonus potential and the achievement of individual performance goals represents the remaining 30%. The annual bonus for our Chief Executive Officer is based solely on the achievement of corporate performance goals.

On December 22, 2017, our board of directors approved the payment of cash bonuses to each of our executive officers, pursuant to the terms of the 2017 annual incentive plan, in the amounts set forth below (the “AIP Payments”). In approving the AIP Payments, our compensation committee and our board of directors carefully reviewed company and individual executive officer performance against the pre-established goals for 2017 and determined that, it was appropriate to pay the bonuses based on 140% achievement of the corporate goals and 100% achievement of the individual goals, as applicable. The AIP Payments were paid on December 29, 2017. Our board approved the payment of the bonuses before year end for tax planning purposes to avoid subjecting certain payments made to executive officers in connection with the Transactions to excise taxes under the Internal Revenue Code.

Name	AIP Payment
Peter Greenleaf	$693,599
Peter Pfreundschuh	$189,230
Woody Bryan	$147,347
Max Donley	$271,117
Alex Driggs	$138,230
Peter Kiener	$281,572
Jason Meyenburg	$158,400

Transaction Bonuses

On December 22, 2017, our board of directors, upon the recommendation of our compensation committee, approved the payment of transaction bonuses as of the Effective Date to certain key individuals, including the executive officers, as set forth below, subject to continued employment through the consummation of the Transactions (the “Transaction Bonuses”). The Transaction Bonuses were awarded in order to retain key individuals through the closing of the Transaction and to compensate individuals who contributed to the Company’s execution of its strategic plan and the creation of stockholder value.

Name	Transaction Bonus
Peter Greenleaf	$1,006,200
Peter Pfreundschuh	$375,000
Woody Bryan	$350,000
Max Donley	$475,960
Alex Driggs	$322,144
Peter Kiener	$470,283
Jason Meyenburg	$150,000

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, which a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on December 31, 2017; (2) the employment of each named executive officer will be terminated at the Effective Time in a manner entitling the named executive officer to receive severance payments and benefits under their respective employment agreements; (3) no named executive officer receives any additional equity grants or exercises any Stock Options on or prior to the Effective Time; and (4) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Sucampo and its Executive Officers, Directors and Affiliates” above. The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or any amounts associated with equity awards that vested, pursuant to their terms, on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Transactions. The amounts in the table do, however, include the value of the RSUs that vested on December 22, 2017, as described above in “—Treatment of Stock Options and RSUs.” In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name (1)	Cash ($) (2)	Equity ($) (3)	Perquisites/Benefits ($) (4)	Other (5)	Total ($)
Peter Greenleaf	$2,431,667	$7,346,850	$37,261	$1,006,200	$10,821,978
Max Donley	$963,898	$2,241,658	$47,103	$475,960	$3,728,618
Peter Kiener	$999,740	$3,273,447	$2,956	$470,283	$4,746,427

(1) Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure was required in that proxy statement with respect to Andrew P. Smith, our former Chief Financial Officer, and Matthias Alder, our former Executive Vice President, General Counsel and Corporate Secretary, Messrs. Smith and Alder resigned from employment with Sucampo effective as of March 20, 2017 and June 30, 2017, respectively, and neither will receive any compensation that is based on or otherwise relates to the Transactions.

(2) The amount listed in this column represents the pre-tax value of the severance payments (salary payment and a bonus payment) that would be paid pursuant to a qualifying termination of employment under each named executive officer’s employment agreement as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger benefits.” For Mr. Greenleaf, amount equals two times his current base salary and AIP target bonus. In the case of the other executive officers, amount equals 18 months of their current base salary plus 150% of their AIP target bonus.

(3) The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options and RSUs held as of December 31, 2017, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Company Options and RSUs Held by Directors and Executive Officers.” With respect to unvested Stock Options, this amount represents the value of the cash payable in respect to such Stock Options, calculated on a pre-tax basis as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per Share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSUs held by Mr. Greenleaf, this amount represents the value of the cash payable in respect of such RSUs, calculated on a pre-tax basis by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs as of December 31, 2017. With respect to Messrs. Donley and Kiener, this amount represents the pre-tax value of the Shares received by such named executive officer upon the settlement of his unvested Shares subject to the RSUs that were accelerated on December 22, 2017 and settled on December 28, 2017 as described above under the section titled “—Treatment of Stock Options and RSUs.”

(4) The amounts listed in this column represents the pre-tax value of the reimbursement of health care premiums which would be due pursuant to a qualifying termination of employment under the respective employment agreements as described in more detail above under “Employment Arrangements.” These benefits are “double trigger benefits” in that they require both the occurrence of the Transactions and a termination of employment in order to be payable.

(5) For each of Messrs. Greenleaf, Donley and Kiener, respectively, the amounts listed in this column include the $1,006,200, $475,960 and $470,283 “single trigger” Transaction Bonuses described above under the section titled “Transaction Bonuses” and the $693,599, $271,117 and $281,572 “single trigger” accelerated AIP Payments described above under the section titled “—Annual Incentive Plan.”

Employee Benefits

Under the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each employee of Sucampo, including the executive officers, who is employed by Sucampo as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such one-year period (each, a “Continuing Employee”) a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to Effective Time, and commission opportunities and benefits (including severance benefits and other employee benefits) that are substantially comparable in the aggregate to the commission opportunities and benefits (including severance benefits and other employee benefits) provided to such Continuing Employee immediately prior to Effective Time.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Sucampo and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Sucampo, on the one hand, and Parent, Sun Acquisition, any of their affiliates or Sucampo, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Sucampo entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Mallinckrodt or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Non-employee members of our board of directors receive cash and equity compensation under the terms of our non-employee director compensation policy, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer will receive the following compensation for service on our board of directors:

•	a $55,000 annual retainer for service as a member of our board of directors;

•	an additional annual retainer of $30,000 for the lead independent director;

•	a $12,500 supplemental annual retainer for service as a member of our audit committee;

•	a $15,000 supplemental annual retainer for service as chair of our audit committee;

•	a $10,000 supplemental annual retainer for service on our compensation committee;

•	a $8,500 supplemental annual retainer for service as the chair of our compensation committee;

•	a $6,000 supplemental annual retainer for service on our nominating and corporate governance committee;

•	a $8,500 supplemental annual retainer for service as the chair of our nominating and corporate governance committee;

•	a $12,500 supplemental annual retainer for service as a member of our transaction committee;

•	a $15,000 supplemental annual retainer for service as chair of our transaction committee;

•	an initial grant of 30,000 options to purchase Shares, which vests in 12 equal quarterly installments at the end of each successive three-month period following the grant date through the third anniversary of the grant date; and

•	an annual grant of 20,000 options to purchase Shares, which vests in 12 equal installments at the end of each successive one-month period following the grant date through the first anniversary of the grant date.

Outstanding equity awards held by our non-employee directors will vest and settle in connection with the Merger, as described above in “—Treatment of Stock Options and RSUs.”

Indemnification of Directors and Officers; Insurance

Sucampo has entered into indemnification agreements (collectively, the “Indemnification Agreements”) with certain of our directors and executive officers. The Indemnification Agreements provide for indemnification and the advancement of expenses related to any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other actual, threatened or completed proceeding whether civil, criminal, administrative or investigative (other than on initiated by the indemnified director or officer), brought against such individual by reason of the fact that they are, or were a director, officer, agent or fiduciary of Sucampo or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such director or officer is or was serving at our express written request. The Indemnification Agreements provide for indemnification and expense advancement to the fullest extent permitted by applicable law.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Sucampo on November 9, 2016 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification existing as of the date of the Merger Agreement in favor of the present directors and officers of Sucampo for their acts and omissions occurring prior to the Effective Time, as provided in Sucampo’s organizational documents and as provided in specified indemnification agreements between Sucampo and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Mallinckrodt and the Surviving Corporation shall, pursuant to the Merger Agreement, indemnify and hold harmless each of Sucampo’s present officers and directors in his or her capacity as an officer or director of Sucampo against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Sucampo in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Sucampo at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Mallinckrodt must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Sucampo as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Sucampo (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu maintaining such existing policy, Mallinckrodt may (and we will, upon Mallinckrodt’s request) purchase a six-year “tail” policy for the Sucampo policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that our board of directors will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and equity awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of our board of directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Sucampo or any of its affiliates and any of the officers, directors or employees of Sucampo that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Effective Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Sun Acquisition and Mallinckrodt and their Affiliates.

Merger Agreement

On December 23, 2017, Sucampo, Mallinckrodt and Sun Acquisition entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Sucampo” of the Offer to Purchase and the description of the conditions to the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about Sucampo in Sucampo’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Sun Acquisition with the SEC on January 16, 2018 are incorporated herein by reference, and are not intended to provide any other factual information about Sucampo, Mallinckrodt, Sun Acquisition or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Sucampo to Mallinckrodt in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of

Sucampo at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Sucampo in Sucampo’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Sucampo’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Sucampo, Mallinckrodt, Sun Acquisition, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Sucampo’s other public filings.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, certain of our stockholders (RJ Fund, LLC, Ryuji Ueno Foundation, Inc., SK Impact Fund, LLC and Sachiko Kuno Foundation, Inc.) entered into a Tender and Support Agreement dated as of December 23, 2017 (the “Tender and Support Agreement”) with Mallinckrodt and Sun Acquisition, pursuant to which, among other things, each such stockholder agreed, among other things, to tender Shares (totaling, in the aggregate, approximately 32% of the outstanding Shares as of January 9, 2018) to Sun Acquisition in the Offer, and, subject to certain exceptions, not to transfer their Shares that are subject to the Tender and Support Agreement. This summary and description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Confidentiality Agreement

On November 3, 2017, Mallinckrodt LLC, a wholly owned subsidiary of Mallinckrodt, and Sucampo entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which each party agreed on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Mallinckrodt and Sucampo. The Confidentiality Agreement includes a standstill provision for the benefit of Sucampo that expires 12 months following the date of the Confidentiality Agreement but terminates automatically in specified circumstances (and terminated with respect to Mallinckrodt upon the execution of the Merger Agreement).

Item 4.	The Solicitation or Recommendation.

On December 22, 2017, our board of directors unanimously (a) determined that the Merger Agreement and transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (b) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (d) resolved to recommend that the stockholders of Sucampo accept the Offer and tender their shares to Mallinckrodt pursuant to the Offer and, with Mr. Greenleaf abstaining as to his compensation and (e) approved each of the compensation related actions proposed by the compensation committee of our board of directors.

Accordingly, and for other reasons described in more detail below, our board of directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

We are a global biopharmaceutical company focused on developing, identifying, acquiring and bringing to market innovative medicines that meet unmet medical needs. Our board of directors regularly assesses our strategy and considers opportunities to acquire other products under development and our strategic alternatives.

In October 2014, we received an unsolicited proposal to be acquired by Party A, a publicly traded pharmaceutical company, for cash and contingent value rights. We engaged in preliminary price discussions and in a due diligence process with Party A. As part of that process, our financial advisor at that time assisted us in conducting a market check to determine whether there were other potential parties, including Mallinckrodt, with interest in acquiring us. No third party submitted any proposal to acquire us. While discussions with Party A were pending, we announced several transactions and our stock price increased to a price that exceeded Party A’s offer price and we terminated those discussions in December 2014.

In April 2016, we received an unsolicited proposal to be acquired by Party B, a privately held pharmaceutical company, for cash and a partial rollover of equity by entities affiliated with our founders, Sachiko Kuno and Ryuji Ueno, who then collectively owned approximately 49% of our outstanding equity. Our board of directors had previously established a transaction committee of independent directors (the “Transaction Committee”) comprised of John Johnson, Maureen O’Connell and Timothy Walbert to assist our board in connection with the consideration of strategic alternatives, including potential acquisitions. Our board designated the Transaction Committee as a special committee of independent directors to review, evaluate and negotiate the potential transaction with Party B and any other strategic alternatives. Party B ultimately was unable to raise sufficient equity capital to fund the acquisition and proposed that we acquire Party B in a stock for stock transaction. Our founders were not supportive of us acquiring Party B and the discussions terminated in November 2016. While discussions with Party B were pending, we contacted the parties who hold the marketing rights for our marketed drugs to determine whether they had any interest in acquiring us and they expressed no interest in an acquisition. During this period, we also received an unsolicited proposal from Party C, a private equity fund in China, and engaged in discussions and due diligence under a confidentiality agreement. Party C terminated discussions with us in July 2016, indicating that there was too much financial risk relating to the expected entrance of generics for AMITIZA, our lead marketed product.

On September 12, 2017, at a regularly scheduled board meeting, our board approved the appointment of members to our board committees, including the appointment of Mr. Johnson (Committee Chair), Ms. O’Connell, Mr. Walbert and Robert Spiegel to the Transaction Committee. Following the termination of the 2016 strategic transaction discussions discussed above, the board determined to keep the Transaction Committee in place to enable a more efficient review of potential acquisition opportunities and strategic alternatives.

On September 25, 2017, Josh Schafer, Vice President, Business Development and Licensing of Mallinckrodt, contacted Woody Bryan, our Senior Vice President, Business Development and Licensing by e-mail to schedule a phone call to discuss strategic matters. On September 28, 2017, Mr. Schafer informed Mr. Bryan that Mallinckrodt was interested in considering an acquisition of Sucampo. Following this call, Peter Greenleaf, our Chief Executive Officer, informed Mr. Johnson, our Lead Independent Director and Chair of the Transaction Committee, of the call and agreed upon a response to Mallinckrodt. Mr. Bryan requested that Mark Trudeau, the Chief Executive Officer of Mallinckrodt, call Mr. Greenleaf.

On October 9, 2017, Mr. Greenleaf had a call with Mr. Trudeau to discuss Mallinckrodt’s interest in considering an acquisition of Sucampo. Consistent with the discussion with Mr. Johnson, Mr. Greenleaf informed Mr. Trudeau that Sucampo was not for sale, but that Mallinckrodt was free to submit a proposal and that any such proposal would receive appropriate consideration from our board. Mr. Trudeau proposed that the parties meet for a more detailed discussion. With further input from Mr. Johnson, Mr. Greenleaf agreed to hold the proposed meeting.

On October 12, 2017, Messrs. Greenleaf and Bryan met with Messrs. Trudeau and Schafer and Gary Philips, M.D., Executive Vice President and Chief Strategy Officer of Mallinckrodt, in Mallinckrodt’s New Jersey offices and discussed Sucampo’s strategy. Our stock was trading in the range of approximately $10.00 to $10.40 per Share at that time.

On October 20, 2017, Mr. Trudeau called Mr. Greenleaf to convey Mallinckrodt’s preliminary non-binding offer to acquire Sucampo for $17.00 to $19.00 per Share in cash, subject to the completion of due diligence, and followed up by sending a letter confirming the proposal.

On October 21, 2017, our Transaction Committee held a telephonic meeting to discuss the Mallinckrodt proposal. A representative of Cooley LLP, our outside counsel, attended the meeting and reviewed fiduciary duty considerations in connection with the review of the proposal. The Transaction Committee authorized management to share with Mallinckrodt limited due diligence materials to inform its valuation of Sucampo so that Mallinckrodt could provide a single indicative offer price rather than a price range. The Transaction Committee also authorized engaging Jefferies LLC (“Jefferies”) as our financial advisor in connection with our review of the Mallinckrodt proposal and related matters. We subsequently engaged Jefferies given, among other things, its reputation and substantial knowledge and experience in healthcare mergers and acquisitions and its familiarity with Sucampo and its business through prior engagements by Sucampo.

On October 22, 2017, Mr. Greenleaf provided feedback from the Transaction Committee meeting to Mr. Trudeau. Thereafter, representatives of Sucampo provided a draft confidentiality agreement to Mallinckrodt.

On October 31, 2017, Mr. Greenleaf called Mr. Trudeau to discuss the proposed confidentiality agreement between the parties. During the call, Mr. Trudeau proposed a new price range and later the same day Mallinckrodt submitted a revised preliminary non-binding offer to acquire Sucampo for $18.00 to $18.50 per Share, subject to the completion of due diligence. On November 1, 2017, following its further review of due diligence materials, Mallinckrodt submitted a further revised non-binding proposal for $17.50 to $18.50 per Share, subject to the completion of due diligence.

On November 3, 2017, we entered into a confidentiality agreement with Mallinckrodt that contained a standstill that would terminate automatically in certain circumstances.

On November 8, 2017, representatives of Mallinckrodt and Sucampo had discussions regarding the diligence process. Sucampo’s and Mallinckrodt’s management teams held a series of calls between November 12 and 27, 2017 on commercial, clinical and regulatory matters.

On November 12, 2017, we provided Mallinckrodt and its advisors access to an electronic data room with limited due diligence information, and beginning on November 28, 2017, we provided access to full due diligence information through the data room. Throughout the due diligence process leading up to the execution of the Merger Agreement we provided due diligence materials to Mallinckrodt in response to its requests.

On November 25, 2017, Mr. Trudeau called Mr. Greenleaf to convey a new preliminary non-binding offer of $17.50 per Share and to discuss assumptions included in Mallinckrodt’s financial model for the transaction that required further due diligence investigation. Later that day, Mallinckrodt submitted the revised proposal in writing.

On November 26, 2017, the Transaction Committee held a telephonic meeting that included Paul Edick, a member of our board, with our senior management and representatives of Cooley and Jefferies also in attendance. Jefferies reviewed the premium implied by the revised proposal and, on a preliminary basis, certain financial aspects of the revised proposal. The Transaction Committee discussed potential responses to the proposal and noted that Sucampo could face a significant decline in its revenue and EBITDA primarily as a result of generic competition for AMITIZA in future years. The Transaction Committee also noted that our founders were likely to be supportive of the proposed transaction given that, per public filings, they had recently been selling Shares in the market at prices below the offer prices per Share under discussion. The Transaction Committee authorized a counterproposal of $19.00 per Share.

Later that day, Mr. Greenleaf presented the $19.00 per Share counterproposal to Mr. Trudeau. Mr. Trudeau informed Mr. Greenleaf that he did not have board authority to offer $19.00 per Share and that Mallinckrodt’s valuation work did not support an offer above $18.00 per Share. Mr. Trudeau stated that Mallinckrodt revised the offer to $18.00 per Share and indicated that he would not be willing to recommend to Mallinckrodt’s board a higher price.

On November 27, 2017, the Transaction Committee held a telephonic meeting including Mr. Edick, our senior management and representatives of Cooley and Jefferies also in attendance. Mr. Greenleaf updated the committee on the discussion with Mr. Trudeau and the $18.00 per Share counterproposal. Jefferies discussed, based on publicly available information, Mallinckrodt’s ability to finance a transaction and, on a preliminary basis, certain financial aspects of the revised proposal. The $18.00 per Share proposal represented a 70.6% premium to our last closing price of $10.55 per Share on November 24, 2017 and a 75.9% premium to the 30-day volume weighted average price at that time. The Transaction Committee also discussed and concluded that a market check to potential strategic or financial parties was unlikely to generate additional interest in acquiring Sucampo and could result in a leak that could undermine the proposal from Mallinckrodt. The committee based this decision on senior management’s feedback on lack of interest expressed in general business development discussions, the results of prior market checks, including the lack of interest from the most logical acquirers, and the committee’s own knowledge of our current portfolio and the lack of market interest in royalty assets of short duration like AMITIZA. The Transaction Committee approved proceeding with discussions with Mallinckrodt at $18.00 per Share, subject to full board approval of the transaction.

Following the meeting, Mr. Greenleaf called Mr. Trudeau to convey the board’s willingness to proceed based on an $18.00 per Share price, subject to completion of due diligence and the execution of a merger agreement before the Christmas holiday. Later on November 28, 2017, Mallinckrodt delivered to Sucampo a revised non-binding indication of interest confirming the contemplated offer price of $18.00 per Share. Our stock price closed at $11.45 per Share that day.

On November 29, 2017, we sent to Mallinckrodt a draft merger agreement. The draft merger agreement, contemplated, among other things, a tender offer followed by a second-step merger pursuant to Section 251(h) of the DGCL, and a Sucampo termination fee equal to 2.5% of the outstanding equity value.

On November 30, 2017, the Transaction Committee held a telephonic meeting, with Mr. Edick, our senior management and representatives of Cooley and Jefferies also in attendance. Mr. Greenleaf updated the committee on developments since the last meeting, including the site visits requested by Mallinckrodt and the committee and management discussed the stock price and trading volume increases. Management presented financial projections that were based on the financial projections approved by the board in March 2017 in connection with the consideration of the Vtesse, Inc. acquisition, updated for expected AMITIZA pricing reductions in Japan in 2018 and the possible licensing of the over the counter sale of generic AMITIZA. Jefferies reviewed on a preliminary basis certain financial aspects of the proposed $18 per Share purchase price utilizing such projections, as authorized by the Transaction Committee for purposes of such review. After representatives of Jefferies were excused from the meeting, the Transaction Committee discussed Jefferies’ material relationships disclosure with respect to Mallinckrodt that had been provided in advance of this meeting and concluded that such relationships would not adversely affect Jefferies’ ability to serve as our financial advisor.

On December 1, 2017, Mr. Greenleaf and Mr. Trudeau had a telephone call to discuss the status of the due diligence process and a targeted signing date for the transaction.

On December 7, 2017, Bloomberg published a story that we were considering a sale of the company for an unspecified amount, and our stock price closed at $16.00 per Share that day. We did not receive any inbound inquiries from any other potential acquirers either before or after publication of this story.

On December 8, 2017, Wachtell, Lipton, Rosen & Katz (“Wachtell”), Mallinckrodt’s outside counsel, sent Cooley a revised draft of the merger agreement. The revised draft contemplated, among other changes, a Sucampo termination fee equal to 4.0% of Sucampo’s equity value, including the equity underlying its outstanding convertible notes, and the entry by the founders into a tender and support agreement.

On December 12, 2017, our board of directors held a regular board meeting, with representatives of senior management and a representative of Cooley in attendance and representatives of Jefferies attending a portion of the meeting. At this meeting, Jefferies provided an update to our board on the proposed transaction, including the history of negotiations and certain financial aspects of the proposed transaction. Our senior management provided an update to our board on the status of the due diligence process. Cooley discussed with the board its fiduciary duties. Our board also discussed whether it should conduct a market check, including the recommendation of the Transaction Committee that no market check be conducted and the fact that the company had not received any inquiries since the publication of the December 7 Bloomberg article about the company’s consideration of strategic options. The board also formally appointed Mr. Edick to the Transaction Committee. Following the board meeting, Mr. Greenleaf had a call with Mr. Trudeau to share feedback from the board meeting and to discuss the remaining due diligence process and timing.

On December 13, 2017, Cooley sent a revised draft of the merger agreement to Wachtell. The revised draft contemplated, among other changes, a Sucampo termination fee equal to 3.0% of equity value, including the equity underlying Sucampo’s convertible notes, and no tender and support agreement with the founders.

On December 14, 2017, Wachtell and Cooley had calls to discuss the merger agreement. The following day, Wachtell sent Cooley a revised draft of the merger agreement and a proposed tender and support agreement that Mallinckrodt was seeking from our founders.

On December 15, 2017, Mr. Trudeau called Mr. Greenleaf to discuss potential valuation issues and to ask whether our board would consider a structured transaction with contingent value rights rather than an all cash transaction. Mr. Greenleaf informed Mr. Trudeau that the board would not be receptive to a deal that was not at least $18.00 per Share in cash.

On December 17, 2018, Mr. Trudeau called Mr. Greenleaf to inform him that Mallinckrodt was willing to move forward with the $18.00 per Share cash transaction. Mr. Trudeau also indicated that Mallinckrodt expected our founders and their affiliated entities to sign tender and support agreements in connection with the execution of the merger agreement.

On December 18, 2017, Mr. Greenleaf updated our board on the call from Mr. Trudeau.

On December 18, 2017, Mr. Greenleaf, Alex Driggs, the General Counsel of Sucampo, and Cooley participated in a conference call with Mr. Trudeau and Gary Phillips, Executive Vice President and Chief Strategy Officer, Dr. Frank Scholz, Executive Vice President of Global Operations and President, Specialty Generics, and Jared Freedberg, Vice President, Business Development and Licensing of Mallinckrodt, as well as Wachtell, to discuss Mallinckrodt’s request for tender and support agreements from our founders and Sucampo’s concern that such a request could delay the potential transaction.

Later that day, Mr. Greenleaf contacted our founders to request that they enter into a confidentiality agreement to discuss an urgent matter. After agreeing to confidentiality, Mr. Greenleaf had a discussion with a lawyer representative of the founders to disclose the proposed transaction and to request the execution of tender and support agreements. Cooley had subsequent calls with the founders’ outside counsel, McGuireWoods LLP, to discuss the proposed transaction and provided to McGuireWoods the draft of the requested tender and support agreement. On December 20, 2017, McGuireWoods provided comments on the tender and support agreement that were accepted by Mallinckrodt and the founders subsequently agreed to enter into the Support Agreement in connection with the execution of the merger agreement with Mallinckrodt.

Late at night on December 18, 2017, Cooley sent Wachtell a revised draft of the merger agreement.

Throughout the week of December 18, 2017, Cooley and Wachtell held calls to resolve remaining open issues in the merger agreement and related schedules, including the amount of the termination fee, and exchanged drafts of the merger agreement.

On December 19, 2017, Wachtell provided to Cooley a draft of Mallinckrodt’s debt commitment letter, and a redacted debt fee letter, related to new term loan financing that Mallinckrodt expected to enter into in order to fund, in part, the transaction.

On December 22, 2017, Cooley sent Wachtell a revised draft of the merger agreement providing for a $44 million termination fee, reflecting approximately 3.5% of the equity value, including the equity underlying Sucampo’s outstanding convertible notes. On the same day, Wachtell sent Cooley a revised draft of the debt commitment letter and Wachtell and Cooley had a call to discuss the terms thereof.

In the evening of December 22, 2017, our board held a special telephonic meeting, with our senior management and representatives of Cooley and Jefferies also attending. Mr. Greenleaf updated the board on recent developments, including the founders’ willingness to execute the Support Agreement and the expected timing of execution of the merger agreement and public announcement of the proposed transaction. At this meeting, Jefferies reviewed its financial analysis of the $18.00 per Share cash consideration with the board and rendered an oral opinion, confirmed by delivery of a written opinion dated December 22, 2017, to the board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the $18.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Mallinckrodt, Sun Acquisition and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Representatives of Cooley reviewed with our board its fiduciary duties in the context of considering the proposed transaction with Mallinckrodt. Cooley also reviewed in detail the proposed terms of the Merger Agreement by referring to an executive summary of the Merger Agreement distributed in advance of the meeting. As part of this review, Cooley reviewed in detail the tender offer conditions, as well as the deal protection-related provisions, including the non-solicitation provisions, the exceptions to the non-solicitation provisions, the provisions relating to the board’s recommendation in favor of the transaction and the process for changing the board’s recommendation, the right to terminate the Merger Agreement to accept a superior offer and the termination fee. The board asked questions and discussed the proposed transaction.

During an executive session (without Mr. Greenleaf on the call), Mr. Walbert as chair of the Compensation Committee then presented actions that the Compensation Committee recommended that the board approve in connection with the transaction with Mallinckrodt:

•	the award of performance-based cash bonus payments to management, including the named executive officers, based on the assessment of their achievement of the previously established corporate and personal goals for 2017. The Compensation Committee recommended awards based on achievement of 100% of personal objectives and achievement of 140% of the corporate goals for 2017 and recommended payment of such bonuses prior to December 31, 2017 for tax planning purposes to avoid subjecting change of control payments to excise taxes under the Internal Revenue Code;

•	the award of cash payments to certain executive officers, including named executive officers, in connection with the consummation of the Offer and Merger with such payments contingent and effective upon the Effective Time; and

•	the acceleration of vesting of RSUs held by certain executives, including two named executive officers, to be fully vested on December 22, 2017 and to be settled on or prior to December 31, 2017 for tax planning purposes to avoid subjecting change of control payments to excise taxes under the Internal Revenue Code.

Following consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, including consideration of the factors described in “Reasons for the Transaction”, and consideration of the respective recommendations of the Transaction Committee and the Compensation Committee, our board unanimously (a) determined that the Merger Agreement and transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (b) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (d) resolved to recommend that the stockholders of Sucampo accept the Offer and tender their Shares to Sun Acquisition pursuant to the Offer and, with Mr. Greenleaf abstaining as to his compensation, and (e) approved each of the compensation related actions proposed by the Compensation Committee and described in the prior paragraph.

On the morning of December 23, 2017, the transaction committee and the audit committee of the board of directors of Mallinckrodt unanimously approved the execution and delivery of the Merger Agreement.

Also on the morning of December 23, 2017, Wachtell sent Cooley a further revised draft of the debt commitment letter and the redacted debt fee letter, together with executed copies thereof.

Later that morning, representatives of Sucampo, Mallinckrodt and Sun Acquisition executed the definitive Merger Agreement. Concurrent with the execution of the Merger Agreement, RJ Fund, LLC, Ryuji Ueno Foundation, Inc., SK Impact Fund, LLC and Sachiko Kuno Foundation, Inc., holders of approximately 32% of the outstanding Shares in the aggregate, entered into the Support Agreement pursuant to which they agreed to tender such Shares in the Offer to be made pursuant to the Merger Agreement.

Execution of the Merger Agreement was publicly announced early on the morning of December 26, 2017.

(ii) Reasons for Recommendation

On December 22, 2017, our board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Sucampo tender their Shares to Sun Acquisition pursuant to the Offer, subject to the right of the Sucampo Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.

Our board of directors consulted with our management and legal and financial advisors in evaluating the Merger Agreement and the Offer and the Merger. Our board of directors also considered the following factors (which are not listed in any relative order of importance) in reaching its conclusion to approve the Merger Agreement and the Transactions:

•	The Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders.

•	The fact that the $18.00 price to be paid for each Share in connection with the Offer and the Merger represents (a) a 70.6% premium to the closing price of $10.55 per Share on November 24, 2017, the last trading day before the Transaction Committee authorized proceeding with due diligence and negotiations based on the price of $18.00 per Share, (b) a 20% premium to the closing price of $14.95 per Share on December 6, 2017, the last trading day prior to news reports publishing speculation regarding a potential transaction involving Sucampo, and a 44% and 51% premium, respectively, over the average closing trading prices for the 30-day period and 90-day period ended on December 6, 2017, and (c) a 6% premium to the closing price of $17.00 per share on December 22, 2017, the last trading day before the Offer and the Merger were approved by our board of directors and publicly announced.

•	Our board’s belief, after consideration of potential strategic alternatives and discussions with our management, the results of prior market checks and discussions with other industry participants and the board’s own knowledge of our current portfolio, that the sale of the Shares for the Offer Price is more favorable to the stockholders of Sucampo than the potential value that might have resulted from other strategic options available to Sucampo, including remaining a standalone public company.

•	Our board’s assessment of our prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in our business, including, among other things: (a) the expected generic competition for branded AMITIZA beginning in 2021 and the potential significant drop in revenue and EBITDA as branded AMITIZA sales decline significantly thereafter; (b) risks relating to the development of VTS-270 and CPP-1X/sulindac, and assuming successful clinical trials, risks relating to obtaining marketing approval for these products, building a commercial infrastructure and successfully commercializing these products; and (c) risks relating to identifying and licensing or acquiring additional marketed products or pipeline assets.

•	Our board’s belief that we negotiated the highest price per Share that Mallinckrodt was willing to pay to acquire the Shares and that the terms of the Merger Agreement include the most favorable terms to us, in the aggregate, to which Mallinckrodt was willing to agree.

•	The fact that our founders, who hold an aggregate of approximately 32% of our outstanding Shares, had recently been selling Shares in the market at prices below the Offer Price prior to becoming aware of the contemplated transaction, and were willing to enter into the Tender and Support Agreement pursuant to which they agreed to tender their Shares in the Offer.

•	The opinion, dated December 22, 2017, of Jefferies to Sucampo’s board as to the fairness, from a financial point of view and as of such date, of the $18.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Mallinckrodt, Sun Acquisition and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the caption “Opinion of Financial Advisor.”

•	The Offer is structured as a tender offer, which can be completed, and the Offer Price, subject to any applicable withholding taxes, can thereafter be delivered promptly to our stockholders who tender their Shares for purchase pursuant to the Offer, reducing the period of uncertainty for stockholders and employees during the pendency of the Transactions, with a second step merger, in accordance with Section 251(h) of the DGCL, to be completed promptly after the Offer Acceptance Time, as a result of which each Share (other than Shares (i) held immediately prior to the Effective Time by Sucampo (including any held in Sucampo’s treasury), (ii) held immediately prior to the Effective Time by Mallinckrodt or any of its wholly owned subsidiaries (including Sun Acquisition), or (iii) held by a holder who is entitled to demand and properly exercised and perfected its demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Merger Consideration.

•	The fact that, under certain circumstances, the Sun Acquisition must, at our election, extend the Offer for one or more periods if any Offer condition set forth in the Merger Agreement has not been satisfied or, to the extent permitted by the Merger Agreement, waived.

•	Our board’s belief that the Offer would likely be consummated after taking into account the nature of the conditions to the Offer, including the absence of any financing condition, and our founders’ execution of the Tender and Support Agreement covering approximately 32% of the outstanding Shares and our board’s belief that the transaction is unlikely to be delayed by any regulatory review.

•	The other terms and conditions of the Merger Agreement, including the following related factors:

•	the conclusion of our board that the termination fee of $44 million, and the circumstances when such termination fee may be payable by Sucampo, are reasonable in light of the benefit of the Offer and the other Transactions;

•	the fact that prior to the execution of the Merger Agreement, Mallinckrodt delivered to Sucampo a copy of a debt commitment letter entered into among a subsidiary of Mallinckrodt, Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc., where DBNY has committed to provide, subject to the terms and conditions therein, up to $500 million for the purposes of financing the Transactions, and the representations and covenants of Mallinckrodt in the Merger Agreement as to its financing;

•	the ability of our board under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to compliance with certain requirements (including the payment of the termination fee), and the related ability for any other party to approach Sucampo if such party is potentially interested in such a transaction, subject in each case to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to our stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL.

Our board of directors also considered a variety of risks, uncertainties, restrictions and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•	The fact that we would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Sucampo or benefit from the successful execution of our current strategy as a public company.

•	The potential effects of the announcement and pendency of the Merger Agreement and the Offer on our operations, Share price, employees, customers and suppliers, our ability to retain and attract key personnel while the Transactions are pending, and the possibility of any suit, action or proceeding in respect of the Merger Agreement or the Transactions.

•	The financial interests of our executive officers and directors and the fact that our executive officers and members of our board may be deemed to have interests in the execution and delivery of the Merger Agreement and the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally.

•	The fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	we may have lost employees or commercial partners after announcement of the Offer;

•	our business may be subject to significant disruption; and

•	our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•

The $44 million termination fee payable to Mallinckrodt upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from making a competing offer for Sucampo that might be more advantageous to our stockholders, and the impact of the termination fee on our ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances.

•	The fact that any gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	The restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our board of directors in connection with its recommendation. In view of the wide variety of factors considered by our board of directors in connection with the evaluation of the Merger Agreement, the Offer and the Merger and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our board of directors considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.”

(iii) Certain Financial Projections

We do not, as a matter of course, publicly disclose long-term forecasts or internal projections as to our future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In November 2017, in connection with our board’s review of a potential strategic transaction with Mallinckrodt, our management updated and provided to our Transaction Committee financial projections reflecting Sucampo as a standalone company (the “Management Projections”). The Management Projections were based on the financial projections approved by our board of directors in March 2017 in connection with its consideration of the acquisition of Vtesse, Inc. by Sucampo and were updated for more recent developments, including the expected AMITIZA pricing in Japan in 2018 and the expected licensing of the over the counter sale of generic AMITIZA. We also provided the Management Projections to Jefferies as reflective of management’s best currently available estimates and good faith judgments as to the future financial performance of Sucampo and the other matters covered thereby and directed Jefferies to use and rely upon the Management Projections in connection with its financial analyses and opinion to the Sucampo board of directors as described below under the heading “—Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9. In addition, in response to Mallinckrodt’s request that we provide projections, in December 2017, we prepared and provided to Mallinckrodt certain limited long-term financial projections as further described below (the “December Projections”, and together with the Management Projections, the “Projections”).

The Projections set forth below are included solely to give our stockholders access to certain financial projections that were made available to our board of directors and advisors and Mallinckrodt and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The Management Projections were prepared by management for internal use and the December Projections were prepared by management for Mallinckrodt’s internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect numerous estimates and assumptions made by our management with respect to general business, economic, competitive, regulatory, tax, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond our control. The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that we or anyone who received the Projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Our management views the Projections as subject to inherent risks and uncertainties associated with long-range projections.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sucampo in our public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential effects of the U.S. tax reform enacted on December 22, 2017 and any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as predictive or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

The Management Projections estimate (i) total revenue, (ii) EBIT (calculated as total revenue less cost of goods and operating expenses (including selling and marketing expense, research and development costs, general and administrative expenses, royalty payments, intangible assets amortization and CPP-1X/sulindac profit sharing with Cancer Prevention Pharmaceuticals)), (iii) taxes and (iv) unlevered free cash flow (calculated as EBIT plus depreciation and amortization and stock-based compensation, less capital expenditures and changes in net working capital). EBIT and unlevered free cash flow are not GAAP financial measures. The Management Projections are based on the certain assumptions, including assumptions relating to volume growth and pricing increases for branded AMITIZA sales in the United States in 2018-2022 and decreasing U.S. market share after generic entry in 2021, entry of pediatric AMITIZA in the first half of 2018, volume growth and pricing decreases for branded AMITIZA sales in Japan and market and pricing assumptions relating to revenue from the AMITIZA generic market. The Management Projections also include the assumption that VTS-270 receives marketing approval and is commercially launched in the United States and the European Union in February 2019 and launched in the rest of the world in February 2020 and makes assumptions about pricing, volume and peak market share for VTS-270, which were consistent with the assumptions used in the financial projections in March 2017 in connection with our board’s consideration of the acquisition of Vtesse, Inc. by Sucampo. The revenue and related research and development and sales and marketing expenses for VTS-270 are adjusted for a 70% probability of success. The Management Projections further assume that CPP-1X/sulindac (FAP) receives marketing approval and we exercise our option to acquire certain U.S. profit sharing rights in this product and that the product is launched for treatment of familial adenomatous polyposis (FAP) in 2020. Revenue and related research and development and milestone expenses for CPP-1X/sulindac are adjusted for a 45% probability of success in 2019 and 37% probability of success thereafter. We also make assumptions relating to projected research and development, selling and marketing and general and administrative expenses and include projected royalty payments to the former stockholders of Vtesse, Inc. relating to VTS-270. For the purposes of Jefferies’ financial analyses, our management also provided Jefferies with the following financial and other information for its use and reliance: (i) projected cash and cash equivalents of approximately $104 million as of December 31, 2017; and (ii) that the fully diluted Shares of Sucampo capital stock include approximately (a) 47.169 million Shares outstanding , (b) 5.332 million options to purchase Shares at weighted average exercise price of $11.14 per share using treasury stock method, (c) 0.447 million restricted stock unit awards and (d) $300 million Convertible Notes at a conversion price of $16.59 per net Share using the settlement method as of December 22, 2017.

Management Projections

(dollars in millions, other than percentages)

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Revenue
AMITIZA	231.9	264.3	272.3	266.0	251.0	133.1	131.6	133.5	132.5	134.3
CPP-1X/sulindac (FAP)	—	—	25.2	60.1	74.1	92.7	96.3	90.0	83.1	80.9
VTS-270	—	49.5	98.5	118.1	126.4	129.6	132.7	135.5	138.7	141.9
Total Revenue	231.9	313.8	396.0	444.2	451.5	355.4	360.6	359.0	354.3	357.1
Gross profit	198.9	277.5	355.1	401.0	406.6	308.2	312.3	310.3	304.8	307.0
less operating expenses	147.8	155.5	131.2	116.1	121.1	124.1	121.0	113.3	107.4	104.2
EBIT	51.1	122.0	223.9	284.8	285.5	184.2	191.4	197.0	197.4	202.8
less taxes	14.3	37.8	69.4	88.3	88.5	57.1	59.3	61.1	61.2	62.9
Tax rate (%)*	28.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%	31.0%
Net operating profit after tax	36.8	84.2	154.5	196.5	197.0	127.1	132.1	135.9	136.2	140.0
plus depreciation and amortization	29.3	29.3	29.3	8.9	5.7	5.7	5.7	4.5	2.8	2.8
plus stock-based compensation	9.5	9.6	9.7	9.8	9.9	10.0	10.1	10.2	10.3	10.4
less changes in net working capital	(2.5)	(17.4)	(11.0)	(20.7)	(0.1)	22.7	9.1	1.4	1.9	(9.8)
less capital expenditures	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)	(2.5)
Unlevered free cash flow	70.6	103.2	180.0	192.1	210.0	162.9	154.4	149.5	148.7	140.8

*	The tax rates are based on U.S. corporate tax rates and other applicable tax rates in effect as of the date of management’s financial projections and include the use of available net operating losses.

At the request of Mallinckrodt that we provide projections, in December 2017, Sucampo provided the December Projections to Mallinckrodt. The December Projections were created by Sucampo management in response to Mallinckrodt’s request and for no other purpose. The December Projections were prepared by us after the Management Projections were reviewed by the Transaction Committee on November 30, 2017, were not shared with the Transaction Committee or our board and Jefferies was not directed to use or rely upon the December Projections in connection with its financial analyses and opinion to our board of directors described below under the heading “—Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9. The December Projections do not project free cash flow, and were not utilized in any discounted cash flow analysis or other financial analysis. Sucampo management prepared the December Projections from a seller advocacy perspective and, as a result, used assumptions that were more aggressive and optimistic than the assumptions used in the Management Projections (with the Management Projections having reflected management’s best estimates of the results that Sucampo would achieve as a standalone company). For example, the December Projections: (1) are not probability adjusted for success (i.e., assume 100% successful outcome) with respect to our two pipeline products (VTS-270 and CPP-1X/sulindac) and future product label expansion or over the counter sales for AMITIZA (based on our management’s view that Mallinckrodt could and would form its own views of such probabilities as informed by its industry and regulatory knowledge and experience), (2) use more optimistic assumptions relating to the launch price for VTS-270 in the United States and in the rest of the world, (3) use more optimistic assumptions about market penetration for VTS-270, (4) assume higher sales volumes for branded AMITIZA in the United States, (5) use less aggressive price reductions for sales of branded AMITIZA in Japan and (6) assume more optimistic projections of market share retained by generic AMITIZA. Further, the December Projections assume higher research and development expenses and higher selling and administrative and general and administrative expenses (as a consequence of both the higher assumed sales and absence of discounting for probabilities of success) as compared to the Management Projections. Management believed that Mallinckrodt would develop its own financial model and would form its own view about the assumptions in the December Projections.

December Projections

(dollars in millions)

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Revenue
AMITIZA	265.3	266.7	314.9	349.4	353.32	233.2	220.8.5	221.0	218	217.6
CPP-1X/sulindac (FAP)	—	—	56.0	163.0	200.7	251.2	260.9	243.8	225.1	219.2
VTS-270	—	124.4	252.2	307.1	331.7	340.8	348.5	356.4	364.6	372.9
Total Revenue	265.3	391.1	623.1	819.5	885.7	825.2	830.2	821.2	807.3	809.7
Gross profit	231.3	353.1	578.1	766.8	829.1	764.4	767.9	758.9	744.6	746.5
less operating expenses	147.8	205.5	187.3	216.3	241.6	240.3	246.1	236.2	224.0	216.2
EBIT	83.5	147.6	390.7	550.5	587.5	524.0	521.7	522.7	520.6	530.3

(iv) Opinion of Financial Advisor

Sucampo has retained Jefferies as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, Sucampo requested that Jefferies evaluate the fairness, from a financial point of view, of the $18.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Mallinckrodt, Sun Acquisition and their respective affiliates) pursuant to the Merger Agreement. On December 22, 2017, at a meeting of Sucampo’s board held to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated December 22, 2017, to Sucampo’s board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the $18.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Mallinckrodt, Sun Acquisition and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of Sucampo’s board (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. The opinion did not address the relative merits of the Offer or the Merger contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Sucampo, nor did it address the underlying business decision by Sucampo to engage in the Offer or the Merger. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft, dated December 22, 2017, of the Merger Agreement;

•	reviewed certain publicly available financial and other information regarding Sucampo;

•	reviewed certain information furnished to Jefferies by the management of Sucampo relating to the businesses, operations and prospects of Sucampo, including probability-weighted and tax-affected financial forecasts and estimates provided by the management of Sucampo;

•	held discussions with members of the senior management of Sucampo concerning the matters described in the second and third bullets immediately above;

•	reviewed the stock trading price history and implied trading multiples for Sucampo and compared them with those of certain publicly traded companies that Jefferies deemed relevant in evaluating Sucampo;

•	compared the financial terms of the Offer and the Merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant in evaluating the Offer and the Merger; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Sucampo or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of Sucampo that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Sucampo or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates (including as to certain tax attributes of Sucampo on a standalone basis) provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to Sucampo that Jefferies was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sucampo as to the future financial performance of Sucampo and the other matters covered thereby. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based. Jefferies relied upon the assessments of the management of Sucampo as to, among other things, (i) the potential impact on Sucampo of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the pharmaceutical industry, including with respect to the pricing of and/or reimbursement for pharmaceutical products, (ii) the products and/or product candidates, technology and intellectual property of Sucampo and associated regulatory approval processes and risks (including, without limitation, with respect to the development, clinical testing, manufacturing and commercialization of such products and product candidates, use and indications for such products and product candidates, the validity and duration of patents and the potential for generic competition), and (iii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers, manufacturers and other commercial and collaboration relationships of Sucampo. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.

Jefferies made no independent investigation of any legal, regulatory, accounting or tax matters affecting Sucampo, the Offer or the Merger, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to Sucampo and/or Sucampo’s board, including, without limitation, advice as to legal, regulatory, accounting and tax consequences to Sucampo and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. In addition, Jefferies did not take into account for purposes of its opinion and expressed no view as to the impact of any potential or proposed tax reform on Sucampo or any tax or other consequences of the Offer or the Merger to, or individual circumstances of, any holder of Shares. Jefferies assumed that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Offer and the Merger, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Sucampo, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed that the final Merger Agreement, when signed by the parties thereto, would be substantially similar to the draft reviewed by Jefferies.

Jefferies’ opinion was provided for the use and benefit of Sucampo’s board (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view. Jefferies’ opinion did not address the relative merits of the Offer or the Merger contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Sucampo, nor did it address the underlying business decision by Sucampo to engage in the Offer or the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Offer, the Merger or any term, aspect or implication of any support or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Offer, the Merger or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter. In addition, Jefferies expressed no opinion or view with respect to, and Jefferies’ opinion did not address, the individual circumstances of, or allocation or relative fairness among, holders of Shares or any other securities of Sucampo, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that might be attributable to any such securities or that might distinguish any holders thereof. Jefferies expressed no opinion as to the prices at which Shares or any other securities of Sucampo might trade or otherwise be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the per Share cash consideration or otherwise. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to Sucampo’s board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Sucampo, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Sucampo in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Sucampo. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Sucampo or its securities.

The per Share cash consideration payable in the Offer and the Merger was determined through negotiations between Sucampo and Mallinckrodt, and the decision by Sucampo to enter into the Merger Agreement was solely that of Sucampo’s board. Jefferies’ opinion and financial analyses were only one of many factors considered by Sucampo’s board in its evaluation of the per Share cash consideration and should not be viewed as determinative of the views of Sucampo’s board or management of Sucampo with respect to the Offer, the Merger or the per Share cash consideration.

Financial Analyses

The following is a summary of the material financial analyses reviewed with Sucampo’s board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. For purposes of the financial analyses described below, the term “adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization as adjusted for non-cash and certain one-time non-recurring items, as applicable.

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of Sucampo and the following ten selected publicly traded companies in the specialty pharmaceutical industry that, given business and financial characteristics, Jefferies considered generally relevant for purposes of analysis, collectively referred to in this section of this Schedule 14D-9 as the selected companies:

•	Acorda Therapeutics, Inc.

•	AMAG Pharmaceuticals, Inc.

•	Depomed, Inc.

•	Horizon Pharma plc

•	Indivior PLC

•	Jazz Pharmaceuticals plc

•	PDL BioPharma, Inc.

•	Retrophin, Inc.

•	United Therapeutics Corporation

•	Vanda Pharmaceuticals Inc.

Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on December 22, 2017 plus total debt, preferred equity and non- controlling interests (as applicable) less cash and cash equivalents, as a multiple, to the extent meaningful, of calendar year 2018 and calendar year 2019 estimated adjusted EBITDA. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The overall low to high calendar year 2018 and calendar year 2019 estimated adjusted EBITDA multiples observed for the selected companies were 3.6x to 9.7x (with a median of 8.3x) and 4.2x to 10.1x (with a median of 8.0x), respectively. Jefferies then applied selected ranges derived from the selected companies of calendar year 2018 and calendar year 2019 estimated adjusted EBITDA multiples of 8.0x to 9.0x and 7.5x to 8.5x, respectively, to corresponding data of Sucampo based on internal estimates of Sucampo’s management. This analysis indicated the following approximate implied per Share equity value reference ranges for Sucampo, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Cash Consideration
CY2018E Adjusted EBITDA	CY2019E Adjusted EBITDA
$9.71 – $11.37	$16.84 – $18.78	$18.00

Selected Precedent Transactions Analysis. Jefferies reviewed, to the extent publicly available, financial information for the following eight selected transactions involving target companies in the specialty pharmaceutical industry that, given business and financial characteristics of such target companies, Jefferies considered generally relevant for purposes of analysis, collectively referred to in this section of this Schedule 14D-9 as the selected transactions:

Date Announced	Acquiror	Target
05/11/17	• Norgine B.V.	• Merus Labs International Inc.
01/09/17	• Sanpower Group Co., Ltd.	• Dendreon Pharmaceuticals, Inc. (a subsidiary of Valeant Pharmaceuticals International, Inc.)
09/29/14	• AMAG Pharmaceuticals, Inc.	• Lumara Health Inc. (maternal health business)
04/07/14	• Mallinckrodt plc	• Questcor Pharmaceuticals, Inc.
01/08/14	• Forest Laboratories, Inc.	• Aptalis Holdings, Inc.
05/20/13	• Actavis, Inc.	• Warner Chilcott plc
09/03/12	• Valeant Pharmaceuticals International, Inc.	• Medicis Pharmaceutical Corporation
08/17/12	• Cinven Group Limited	• Mercury Pharma Group Limited

Jefferies reviewed transaction values of the selected transactions, calculated, to the extent publicly available, as the purchase prices paid for the target companies involved in such transactions plus total debt, preferred equity and non-controlling interests (as applicable) less cash and cash equivalents, as a multiple of latest 12 months adjusted EBITDA as of the applicable announcement dates of such transactions. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 6.6x to 10.5x (with a median of 9.4x). Jefferies then applied a selected range of latest 12 months adjusted EBITDA multiples of 8.5x to 10.5x derived from the selected transactions to Sucampo’s latest 12 months (as of December 31, 2017) estimated adjusted EBITDA based on internal estimates of Sucampo’s management. This analysis indicated the following approximate implied per Share equity value reference range for Sucampo, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$15.92 – $19.34	$18.00

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Sucampo by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Sucampo was forecasted to generate during the fiscal years ending December 31, 2018 through December 31, 2027 based on probability-weighted and tax-affected financial forecasts and estimates of Sucampo’s management (inclusive of Sucampo’s net operating loss carryforwards and certain other tax attributes). The implied terminal value of Sucampo was derived by applying to Sucampo’s fiscal year 2027 unlevered free cash flows a selected range of perpetuity growth rates of (5.0%) to (15.0%). The present values (as of January 1, 2018) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.0% to 12.0%. This analysis indicated the following approximate implied per Share equity value reference range for Sucampo, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$16.60 - $19.25	$18.00

Certain Additional Information

Jefferies observed certain additional factors that were not considered part of Jefferies’ financial analysis with respect to its opinion but were noted for informational purposes, including the following:

•	the implied premiums paid or proposed to be paid in selected mergers and acquisition transactions in the biopharmaceutical industry announced from January 1, 2013 and prior to December 22, 2017 with transaction values ranging from $500 million to $2.0 billion and cash consideration of at least 80% of the total consideration; applying a selected range of implied premiums of approximately 18.5% to 65.7% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of such transactions or prior to market speculation of a potential acquisition of the target, as applicable) to the price per Share as of December 6, 2017 (the last trading day prior to market speculation of a potential acquisition of Sucampo) indicated an approximate implied per Share equity value reference range for Sucampo of $17.72 to $24.77; and

•	illustrative sensitivities reflecting the potential impact of the new U.S. tax reform on the discounted cash flow analysis described above under “—Discounted Cash Flow Analysis” using effective overall corporate tax rates per Sucampo’s management for the fiscal years ending December 31, 2019 through December 31, 2027 ranging from 26.0% to 31.0%, selected discount rates ranging from 11.0% to 12.1% and a selected range of perpetuity growth rates of (5.0%) to (15%), which indicated an approximate implied per Share equity value reference range for Sucampo of $16.60 to $20.20.

Miscellaneous

Sucampo has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee of approximately $18.5 million, of which a portion was payable upon delivery of Jefferies’ opinion to Sucampo’s board and approximately $17.0 million is payable contingent upon consummation of the Offer. In addition, Sucampo agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As Sucampo’s board was aware, Jefferies and its affiliates in the past provided, currently are providing and in the future may provide financial advisory and/or financing services unrelated to the Offer and the Merger to Sucampo, Mallinckrodt and certain of their respective affiliates for which services Jefferies and its affiliates have received and would expect to receive compensation. During the two-year period prior to the date of Jefferies’ opinion, Jefferies and/or certain of its affiliates acted or concurrently were acting as (i) with respect to Sucampo, (a) financial advisor to Sucampo in connection with the acquisition of Vtesse, Inc. and a potential (but not consummated) acquisition transaction, and (b) administrative agent and collateral agent for, and as a lender under, a credit facility of Sucampo, and (ii) with respect to Mallinckrodt, as a lender under a credit facility of Mallinckrodt. During the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates received an aggregate fee of approximately $6 million from Sucampo for the services described in clauses (i)(a) and (b) above and did not receive financial advisory or financing fees as a syndicate member in Mallinckrodt’s credit facility referenced in clause (ii) above (other than a customary original issue discount to syndicate members). In addition, Jefferies maintains a market in the securities of Sucampo and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Sucampo, Mallinckrodt and certain of their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as Sucampo’s financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and its familiarity with Sucampo and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

(v) Intent to Tender

As of December 31, 2017, our directors and executive officers, as a group, beneficially owned 1,669,091 Shares (excluding shares of capital stock of Sucampo issuable upon the exercise of Stock Options or the settlement of RSUs, unless such Stock Options or RSUs are exercisable or issuable within 60 days of December 31, 2017), representing approximately 3.5% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Neither Sucampo nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Sucampo on its behalf with respect to the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

Except for (i) the exercise, pursuant to a pre-existing trading plan, by Dr. Kiener of a Stock Option to purchase 50,000 Shares at an exercise price of $8.33 per Share on December 7, 2017 and (ii) 129,118 Shares underlying RSUs the vesting of which was accelerated effective December 22, 2017, no transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Sucampo, any subsidiary of Sucampo or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sucampo or any subsidiary of Sucampo, (ii) any purchase, sale or transfer of a material amount of assets of Sucampo or any subsidiary of Sucampo, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sucampo.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Sucampo receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Sucampo and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 15—“Conditions of the Offer”—of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On December 22, 2017, our board of directors unanimously (a) determined that the Merger Agreement and transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (b) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (d) resolved to recommend that the stockholders of Sucampo accept the Offer and tender their shares to Mallinckrodt pursuant to the Offer and, with Mr. Greenleaf abstaining as to his compensation and (e) approved each of the compensation related actions proposed by the compensation committee of our board of directors.

If Sun Acquisition acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Mallinckrodt or any of its wholly owned subsidiaries (including Sun Acquisition), represent at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, Sun Acquisition will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our board of directors has approved the Merger Agreement and the Transactions, as described in Item 4 above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Sucampo who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Sucampo will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Sucampo at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Sucampo of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Sucampo Pharmaceuticals, Inc., 805 King Farm Boulevard, Suite 550, Rockville, Maryland, 20850. Attention: Alex Driggs, General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Sucampo is under no obligation to and has no present intention to file a petition and holders should not assume that Sucampo will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

U.S. Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Sun Acquisition’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Mallinckrodt files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Sucampo also must file a Premerger Notification and Report Form no later than 5:00 p.m., Eastern time on the 15th business day following the date of the Merger Agreement. If the end of the 15-calendar-day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the next business day. A Premerger Notification and Report Form under the HSR Act was filed by each of Mallinckrodt and Sucampo with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on Friday, January 12, 2018. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on Monday, January 29, 2018, unless earlier terminated by the FTC and the Antitrust Division, or Mallinckrodt receives a request for additional information or documentary material prior to that time. With the written consent of Sucampo, Mallinckrodt may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15-calendar-day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Mallinckrodt, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Mallinckrodt’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Mallinckrodt and Sucampo and certain of their subsidiaries conduct business in several countries outside of the United States. Mallinckrodt determined that no foreign antitrust filings would be required in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly and current reports on Forms 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Sun Acquisition and Mallinckrodt. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Sucampo with the SEC by contacting Investor Relations at 805 King Farm Boulevard, Suite 550, Rockville, Maryland, 20850, phone (240)-223-3718 or by email through Sucampo’s investor relations page at https://ir.sucampo.com/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 16, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Mallinckrodt plc and Sun Acquisition Co., filed with the SEC on January 16, 2018 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Joint Press Release issued by Mallinckrodt plc and Sucampo Pharmaceuticals, Inc., dated December 26, 2017 (incorporated by reference to Exhibit 99.1 to Sucampo Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on December 26, 2017, File No. 001-33609).

(a)(4)	Summary Advertisement as published in The New York Times on January 16, 2018 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)	Investor Presentation (incorporated by reference to Exhibit 99.3 to the Mallinckrodt plc Schedule TO-C filed with the SEC on December 26, 2017, File No. 001-35803).

(a)(6)	Representative letter sent by Sucampo to AMITIZA partners on December 27, 2017; Form of letter sent by Sucampo to NPC-1 stakeholders on December 27, 2017; and Letter sent by Sucampo to Cancer Prevention Pharmaceuticals on December 27, 2017 (incorporated by reference to Sucampo Pharmaceuticals, Inc. Schedule 14D-9C filed with the SEC on December 27, 2017, File No. 005-83614).

(a)(7)	Opinion, dated December 22, 2017, of Jefferies LLC (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of December 23, 2017, among Sucampo Pharmaceuticals, Inc., Mallinckrodt plc and Sun Acquisition Co. (incorporated by reference to Exhibit 2.1 to Sucampo Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on December 26, 2017).

Exhibit No.	Description

(e)(2)	Tender and Support Agreement, dated as of December 23, 2017, among Mallinckrodt plc, Sun Acquisition Co., RJ Fund, LLC, Ryuji Ueno Foundation, Inc., SK Impact Fund, LLC and Sachiko Kuno Foundation, Inc. (incorporated by reference to Exhibit 99.1 to Mallinckrodt plc’s Current Report on Form 8-K filed with the SEC on December 26, 2017).

(e)(3)	Definitive Proxy Statement of Sucampo Pharmaceuticals, Inc. on Schedule 14A (incorporated by reference to Sucampo Pharmaceuticals, Inc.’s Form DEF 14A filed with the SEC on April 21, 2017).

(e)(4)	Form of Indemnification Agreement between Sucampo Pharmaceuticals, Inc. and its officers and directors (incorporated by reference to Exhibit 10.1 to Sucampo Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q (No. 001-33609) for the quarter ended September 30, 2016).

(e)(5)	Sucampo Pharmaceuticals, Inc., 2016 Equity Incentive Plan, and forms of agreement thereunder (incorporated by reference to Exhibit 10.45 to Sucampo Pharmaceuticals, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2016).

(e)(6)	Sucampo Pharmaceuticals, Inc., Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Sucampo Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q (No. 001-33609) for the quarter ended September 30, 2007).

(e)(7)	Sucampo Pharmaceuticals, Inc., Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Sucampo Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (No. 333-135133) filed with the SEC on June 19, 2006).

(e)(8)	Sucampo Pharmaceuticals, Inc., Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Sucampo Pharmaceuticals, Inc.’s Registration Statement on Form S-1/A (No. 333-135133) filed with the SEC on October 20, 2006).

(e)(9)	Sucampo Pharmaceuticals, Inc., Restricted Stock Agreement (incorporated by reference to Exhibit 10.6 to Sucampo Pharmaceuticals, Inc.’s Registration Statement on Form S-1/A (No. 333-135133) filed with the SEC on October 20, 2006).

(e)(10)	Sucampo Pharmaceuticals, Inc., Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Sucampo Pharmaceuticals, Inc.’s Current Report on Form 8-K (No. 001-33609) filed with the SEC on October 8, 2009).

(e)(11)	Stock Option Agreement Terms and Conditions (incorporated by reference to Exhibit 10.36 to Sucampo Pharmaceuticals, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2015).

(e)(12)	Sucampo Pharmaceuticals, Inc., Amended and Restated 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.44 to Sucampo Pharmaceuticals, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2016).

(e)(13)	Non-Employee Director Compensation Summary (incorporated by reference to Exhibit 10.35 to Sucampo Pharmaceuticals, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2015).

(e)(14)	Amended and Restated Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Matthew Donley, dated November 27, 2017.

(e)(15)	Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Alex Driggs, dated November 26, 2017.

(e)(16)	Amended and Restated Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Jones Woodrow Bryan, Jr., dated November 26, 2017.

Exhibit No.	Description

(e)(17)	Amended and Restated Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Peter Greenleaf, dated November 30, 2017.

(e)(18)	Amended and Restated Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Peter Kiener, dated November 26, 2017.

(e)(19)	Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Jason Meyenburg, dated November 30, 2017.

(e)(20)	Amended and Restated Executive Employment Agreement between Sucampo Pharmaceuticals, Inc. and Peter Pfreundschuh, dated November 26, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

By:	/s/ Peter Greenleaf
Name:	Peter Greenleaf
Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: January 16, 2018

Annex I—Opinion, dated December 22, 2017, of Jefferies LLC.

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

OPINION OF JEFFERIES LLC

December 22, 2017

The Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

The Board of Directors:

We understand that Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation and wholly owned subsidiary of Mallinckrodt (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Class A common stock, par value $0.01 per share, of Sucampo (“Sucampo Class A Common Stock”) at a purchase price of $18.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into Sucampo (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of Sucampo Class A Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Sucampo Class A Common Stock (other than Mallinckrodt, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft, dated December 22, 2017, of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information regarding Sucampo;

(iii)	reviewed certain information furnished to us by the management of Sucampo relating to the businesses, operations and prospects of Sucampo, including probability-weighted and tax-affected financial forecasts and estimates provided by the management of Sucampo;

(iv)	held discussions with members of the senior management of Sucampo concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the stock trading price history and implied trading multiples for Sucampo and compared them with those of certain publicly traded companies that we deemed relevant in evaluating Sucampo;

(vi)	compared the financial terms of the Transaction with publicly available financial terms of certain other transactions that we deemed relevant in evaluating the Transaction; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Sucampo or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of Sucampo that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Sucampo or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

The Board of Directors

Sucampo Pharmaceuticals, Inc.

December 22, 2017

With respect to the financial forecasts and estimates (including as to certain tax attributes of Sucampo on a standalone basis) provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Sucampo that we have been directed to utilize in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sucampo as to the future financial performance of Sucampo and the other matters covered thereby. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based. We have relied upon the assessments of the management of Sucampo as to, among other things, (i) the potential impact on Sucampo of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the pharmaceutical industry, including with respect to the pricing of and/or reimbursement for pharmaceutical products, (ii) the products and/or product candidates, technology and intellectual property of Sucampo and associated regulatory approval processes and risks (including, without limitation, with respect to the development, clinical testing, manufacturing and commercialization of such products and product candidates, use and indications for such products and product candidates, the validity and duration of patents and the potential for generic competition), and (iii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers, manufacturers and other commercial and collaboration relationships of Sucampo. We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, regulatory, accounting or tax matters affecting Sucampo or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Sucampo and/or the Board of Directors of Sucampo (the “Board”), including, without limitation, advice as to legal, regulatory, accounting and tax consequences to Sucampo and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. In addition, we have not taken into account for purposes of our opinion and express no view as to the impact of any potential or proposed tax reform on Sucampo or any tax or other consequences of the Transaction to, or individual circumstances of, any holder of Sucampo Class A Common Stock. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Transaction, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Sucampo or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will be substantially similar to the draft reviewed by us.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not address the relative merits of the Transaction contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Sucampo, nor does it address the underlying business decision by Sucampo to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any support or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting

The Board of Directors

Sucampo Pharmaceuticals, Inc.

December 22, 2017

from, the Transaction or otherwise. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Sucampo Class A Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any other matter. In addition, no opinion or view is expressed with respect to, and this opinion does not address, the individual circumstances of, or allocation or relative fairness among, holders of Sucampo Class A Common Stock or any other securities of Sucampo, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof. We express no opinion as to the prices at which shares of Sucampo Class A Common Stock or any other securities of Sucampo may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Sucampo to act as its financial advisor in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Tender Offer. In addition, Sucampo has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide financial advisory and/or financing services unrelated to the Transaction to Sucampo, Mallinckrodt and their respective affiliates for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as (i) with respect to Sucampo, (a) financial advisor to Sucampo in connection with an acquisition transaction and a potential (but not consummated) acquisition transaction, and (b) administrative agent and collateral agent for, and as a lender under, a credit facility of Sucampo, and (ii) with respect to Mallinckrodt, as a lender under a credit facility of Mallinckrodt. In addition, we maintain a market in the securities of Sucampo and, in the ordinary course of business, we and our affiliates may trade or hold securities of Sucampo, Mallinckrodt and certain of their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Sucampo Class A Common Stock (other than Mallinckrodt, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.